Exhibit 12
RATIO OF EARNINGS TO FIXED CHARGES. We have calculated PBG’s ratio of earnings to fixed charges in the following table by dividing earnings by fixed charges. For this purpose, earnings are before taxes, noncontrolling interest and income or loss recognized from equity investments reduced by the distributed income from equity investments plus fixed charges (excluding capitalized interest). Fixed charges include interest expense, capitalized interest and one-third of net rent which is the portion of the rent deemed representative of the interest factor.
Ratio of Earnings to Fixed Charges
($ in millions)

	Fiscal Year
	2009	2008	2007	2006	2005
Income before income taxes	$749	$334	$803	$740	$772
Undistributed (income) loss from equity investments	(19)	(1)	—	2	—
Fixed charges excluding capitalized interest	359	356	343	331	288

Earnings as adjusted	$1,089	$689	$1,146	$1,073	$1,060

Fixed charges:
Interest expense	$324	$316	$305	$298	$258
Capitalized interest	—	—	—	—	—
Interest portion of rental expense	35	40	38	33	30

Total fixed charges	$359	$356	$343	$331	$288

Ratio of earnings to fixed charges	3.03	1.94	3.34	3.24	3.68